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SEC FILE NUMBER

8- 69654

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __10/01/23__ **AND ENDING** __09/30/24__

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Zanbato Securities LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

711/715 N. Shoreline Blvd.

(No. and Street)

Mountain View	CA	94043
(City)	(State)	(Zip code)

PERSON TO CONTACT WITH REGARD TO THS FILING

Gregory L. Wright   (201) 747-6223

(Name)   (Area Code – Telephone Number)   (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

EisnerAmper LLP

(Name-if individual, state last, first, middle name)

One California, Suite 1700   San Francisco   CA   94111

(Address)   (City)   (State)   (Zip Code)

September 29, 2003   274

(Date of Registration with PCAOB)(if applicable)   (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Knut Nicolai Sand, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Zanbato Securities, LLC, as of September 30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Notary Public

LILLIAN HAUN MINOR
COMM. #2350270
Notary Public - California
San Francisco County
My Comm. Expires Mar. 5, 2025

Signature: ____________

Title: CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to unconsolidated or consolidated statement of financial condition, as applicable.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or members' or sole proprietor's equity, as applicable.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to unconsolidated or consolidated financial statements,, as applicable.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (n) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (o) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (p) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (q) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (r) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (s) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (u) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (v) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (w) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (x) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a- 7(d)(2), as applicable.*

Zanbato Securities LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 under the
Securities Exchange Act of 1934 and
Regulation 1.10 under the
Commodity Exchange Act
September 30, 2024

CONTENTS

Report of Independent Registered Public Accounting Firm 1

Financial Statement

Statement of Financial Condition 2

Notes to Financial Statement.. 3 - 6

 **EISNERAMPER**


EisnerAmper LLP
One California, Suite 1700
San Francisco, CA 94111
T 415.974.6000
F 415.974.5488
www.eisneramper.com


REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Zanbato Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Zanbato Securities LLC (the "Company") as of September 30, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of September 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Eisner Amper LLP

We have served as the Company's auditor since 2015.

EISNERAMPER LLP
San Francisco, California
December 9, 2024

Zanbato Securities LLC

Statement of Financial Condition
September 30, 2024

Assets

Cash and cash equivalents	$	1,965,119
Accounts receivable, net		729,168
Due from affiliates		464,935
Prepaid expenses and other assets		47,603
Total assets	$	3,206,825

Liabilities and Member's Equity

Liabilities

Commission payable	$	1,435,301
Accounts payable and accrued expenses		267,429
Due to affiliates		9,505
Total liabilities		1,712,235
Member's equity		1,494,590
Total liabilities and member's equity	$	3,206,825

See accompanying notes to the statement of financial condition.

Zanbato Securities LLC

Notes to Statement of Financial Condition
September 30, 2024

1. **Organization and Business**

    Zanbato Securities LLC (the "Company"), is a limited liability company organized under the laws of the state of Delaware. The Company is a wholly owned subsidiary of Zanbato Holding Company LLC and an indirect subsidiary of Zanbato Inc. (the "Ultimate Parent"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and an introducing broker registered with the Commodity Futures Trading Commission ("CFTC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

    The Company's operations include acting as an agent to match buyers and sellers of privately-held securities through an alternative trading system maintained by the Ultimate Parent and referral of investors into hedge funds.

2. **Summary of Significant Accounting Policies**

    Basis of Presentation and Use of Estimates
    This financial statement was prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP") which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

    Cash and Cash Equivalents
    All cash deposits are held by three financial institutions. Cash equivalents include short-term, highly liquid investments that are readily available to known amounts of cash and have original maturities of three months or less. The Company invests a majority of its available cash in money market funds approximate fair value. The Company maintains one money market fund with a balance of $1,026,775 as of September 30, 2024, that is not the Federal Deposit Insurance Corporation ("FDIC") or the Securities Investor Protection Corporation ("SPIC") insured, and is not bank guaranteed.

    Accounts Receivable
    The Company's accounts receivable, which primarily consist of balances due from customers for commission and fee income, are carried at amortized cost less the allowance for credit losses. Account balances outstanding longer than the contractual payment terms are considered past due. The credit risk associated with receivables is that any customers with which it conducts business is unable to fulfill contractual obligations. The allowance for credit losses is based on the Company's expectation of the collectability of such receivables in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 326-20, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments. The Company considers factors such as historical experience, credit quality, age of balances and current and future economic conditions that may affect the Company's expectation of the collectability in determining the allowance for credit losses. Management monitors the credit risk of customers, including historical experience, current conditions, reasonable assurance and supportable forecasts to determine expected credit loss. At October 1, 2023 the accounts receivable balance was $508,207. As of September 30, 2024, accounts receivable balance of $729,168 in the statement of financial condition is stated net of an allowance for credit losses of $49,803.

Income Taxes
The Company is a single member limited liability company and is treated as a disregarded entity for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the ultimate beneficial individual member for federal and state income taxes. Accordingly, the Company has not provided for income taxes.

At September 30, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Allocation of Stock-Based Compensation from the Ultimate Parent
Stock-based awards relate to the Company's allocated equity grants under the Ultimate Parent's equity and incentive compensation plan.

Recent Accounting Standards
In November 2023, the FASB issued Accounting Standards Update (ASU) 2023-07, "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures," which expands reportable segment disclosure requirements by requiring disclosures of significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. The ASU also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM uses the reported measures of a segment's profit or loss in assessing segment performance and deciding how to allocate resources.

Additionally, ASU 2023-07 requires all segment profit or loss and assets disclosures to be provided on an annual basis. ASU 2023-07 is effective for fiscal years beginning after December 15, 2023. The adoption of this guidance will not affect the Company's result of operations, financial condition or cash flows and the Company is currently evaluating the effect the guidance will have on its disclosures.

Management does not believe that any other recently issued, but not yet effective, accounting standards, if currently adopted, would have a material effect on the Company's financial statements.

3. **Transactions with Related Parties**

The Company had an Expense Sharing Agreement ("ESA") with its Ultimate Parent for the period October 1, 2023 through December 31, 2023 whereby the Ultimate Parent provided office support services, information and marketing support services, employee compensation, payroll taxes and benefits, general consulting services, and other services at no charge to the Company. For the period October 1 through December 31, 2023, the value of the services provided by the Ultimate Parent was approximately $1,058,000.

The Company amended the ESA ("Amended ESA") with its Ultimate Parent effective January 1, 2024 whereby the Ultimate Parent continues to provide office support services, information and marketing support services, employee compensation, payroll taxes and benefits, general consulting services, and other services. Currently, the Company now reimburses the Ultimate Parent for the costs of services and records the expenses on its Statement of Operations. It may satisfy payment obligations under the Amended ESA through monthly reimbursements or capital contributions at the

sole discretion of the Company. The Amended ESA has a term of one year and is automatically renewed annually, unless terminated or modified by written notice. The terms of these arrangements may not be the same as those that would otherwise exist or result from agreements and transactions among unrelated parties.

On April 1, 2024, the Company executed the Second Amended and Restated Development, License, Maintenance, and Support Agreement (the "Technology Agreement") with its Ultimate Parent whereby the Ultimate Parent grants the Company a non-exclusive, limited, revocable, non-sub-licensable right and license to use an Alternative Trading System ("ATS") and Tender Offer Services ("TOS") platform including intellectual property and development and maintenance support services from its Ultimate Parent. In consideration of the license and services, the Company pays the Ultimate parent a fee payable every quarter.

During the year ended September 30, 2024, the Ultimate Parent made capital contributions of $1,000,000, received distributions of $2,740,000 and agreed to forgive $434,123 of amounts due to them under the ESA and Technology Agreement discussed above. As of September 30, 2024, there is a due from affiliate of $464,935 resulting from an overpayment to the Ultimate Parent under the ESA and Technology Agreement.

In July 2024, the Company made an investment in 8VC ANSF SPV I-A LLC (the "Fund") to invest directly in a private company that operates in the defense technology sector. A board member of the Ultimate Parent is the managing partner at 8VC. The Company made a Non-Managing Member Interest of $10,000 in the Fund. The Fund is classified as a Level 3 security valued using the most recent round of financing. As of September 30, 2024, the fair value of the Fund is $10,000 and is included in prepaid expenses and other assets on the statement of financial condition.

4. **Accounts Payable and Accrued Expenses**

Other	132,000
Professional fees	115,053
Regulatory fees	20,376
	$ 267,429

5. **Regulatory Requirements**

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and is also subject to the net capital requirements of the CFTC Regulation 1.17 and the requirements of the NFA. At September 30, 2024, the Company had net capital of $747,302 which exceeded the required net capital by $633,153. The Company's net capital ratio was 2.3 to 1.

Zanbato Securities LLC

Notes to Statement of Financial Condition
September 30, 2024

6. Contingencies

The Company from time to time is subject to claims and legal proceedings that arise in the ordinary course of its business activities. Management believes that any liability that may ultimately result from the resolution of these matters will not have a material adverse effect on the Company's financial position.

7. Concentration of Credit Risk

In the normal course of business, the Company maintains cash and cash equivalents, which at times may exceed insured limits, in financial institutions in the United States of America.

The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

8. Indemnifications

In the normal course of its business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not occurred. The Company believes that it unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

9. Allocation of Stock-Based Compensation from the Ultimate Parent

The Ultimate Parent's maintains an equity incentive plan for certain employees, non-employees, and directors of the Company. In accordance with the expense recognition provisions of ASC Topic 718, Compensation - Stock Compensation, the Ultimate Parent amortizes unearned compensation associated with share-based awards on a straight-line basis over the vesting period, net of forfeitures.

The Company's expense related to equity incentive plan grants for the year ended September 30, 2024 was $174,600. The Company recognized this as a non-cash contribution which is reflected as an allocation to member's equity on the Statement of Changes in Member's Equity.

10. Subsequent Events

The Company had evaluated events or transactions that may have occurred since October 1, 2024 through December 9, 2024. There were no material subsequent events that would require disclosure or adjustment in the Company's financial statements.